                                                                   Exhibit 99.4

                       SATYAM COMPUTER SERVICES LIMITED

                 STATEMENT ON SIGNIFICANT ACCOUNTING POLICIES

Description of Business

   The Company is an information technology ("IT") services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, UK, Japan, Singapore, Australia, China, Malaysia, Hong Kong, Germany, Korea and Dubai. The range of services offered by it, either on a "time and material" basis or "fixed price", includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

  a) Basis of Presentation

   The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles
(GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

  b) Use of Estimates

   The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

  c) Revenue Recognition

   Revenue from professional services consist primarily of revenue earned from services performed on a "time and material" basis. The related revenue is recognized as and when the services are performed.

   The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting, unless work completed cannot be reasonably estimated. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

   Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

  d) Fixed Assets

   Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

   Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

   Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

   The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

   Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

   The estimated useful lives are as follows:

                                                   Estimated useful lives
                                                 --------------------------
     Buildings..................................          28 years
     Computers..................................          2 years
     Plant and Machinery (Other than Computers).          5 years
     Software - used in Development for Projects          3 years
     Office Equipment...........................          5 years
     Furniture, Fixtures and Interiors..........          5 years
     Vehicles...................................          5 years
     Leasehold improvements..................... Shorter of lease period or estimated useful lives

  Capital work in progress

   Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

  e) Goodwill

   Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired.

  f) Investments

   Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments

  g) Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account.

  Foreign Branches:

   All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Balance in 'head office account', whether debit or credit, is reported at the amount of the balance in the 'branch account' in the books of the head office after adjusting for unresponded transactions. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

  h) Employee Benefits

   Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

  i) Taxes on Income

   Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

  j) Earnings Per Share

   The earnings considered in ascertaining the Company's EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

  k) Associate Stock Option Scheme

   Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

  l) Research and Development

   Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

                       SATYAM COMPUTER SERVICES LIMITED

                                 BALANCE SHEET
                            as at December 31, 2002

                                                     Schedule    As at               As at               As at
                                                     Reference 31.12.2002          31.12.2001          31.03.2002
                                                     --------- ----------          ----------          ----------
                                                                         Rs. in Lakhs
I.  Sources of Funds:
    1. Shareholders' Funds
       (a) Share Capital............................     1       6,290.84            6,290.80            6,290.80
       (b) Reserves and Surplus.....................     2     218,584.49          181,475.40          186,748.50
                                                               ----------          ----------          ----------
                                                               224,875.33          187,766.20          193,039.30
    2. Loan Funds
       Secured Loans................................     3         704.93              618.24              584.57
                                                               ----------          ----------          ----------
                                                               225,580.26          188,384.44          193,623.87
                                                               ==========          ==========          ==========
II. Application of Funds:
    1. Fixed Assets                                      4
       (a) Gross Block..............................            76,455.78           67,342.31           73,924.86
       (b) Less: Depreciation.......................            46,213.16           34,343.49           37,442.00
                                                               ----------          ----------          ----------
       (c) Net Block................................            30,242.62           32,998.82           36,482.86
       (d) Capital Work in Progress.................             3,595.47            4,869.83            3,806.56
                                                               ----------          ----------          ----------
                                                                33,838.09           37,868.65           40,289.42
    2. Investments..................................     5      14,192.15           15,180.75           14,024.58
    3. Current Assets, Loans and Advances
       (a) Sundry Debtors...........................     6      45,730.67           39,678.93           39,561.13
       (b) Cash and Bank Balances...................     7     141,114.74           99,354.26          109,834.13
       (c) Loans and Advances.......................     8      18,335.91           14,135.42           12,925.85
                                                               ----------          ----------          ----------
                                                               205,181.32          153,168.61          162,321.11
       Less: Current Liabilities and Provisions
       (a) Current Liabilities......................     9      21,103.36           14,034.29           16,474.81
       (b) Provisions...............................    10       6,681.65            3,940.47            6,470.16
                                                               ----------          ----------          ----------
                                                                27,785.01           17,974.76           22,944.97
                                                               ----------          ----------          ----------
       Net Current Assets...........................           177,396.31          135,193.85          139,376.14
    4. Deferred Tax Assets/(Liabilities)............    11         153.71              141.19              (66.27)
                                                               ----------          ----------          ----------
                                                               225,580.26          188,384.44          193,623.87
                                                               ==========          ==========          ==========
       Notes to Accounts                                16

   The schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet
referred to in our report
of even date.                  for and on behalf of the Board of Directors

S. Gopalakrishnan          B. Ramalinga Raju           B. Rama Raju
Partner                    Chairman                    Managing Director
for and on behalf of
PriceWaterhouse
Chartered Accountants

                           V. Srinivas                 G. Jayaraman
                           Director
                           &                           Vice President (Corp. Affairs)
                           Sr. Vice President--Finance   & Company Secretary

Place: Secunderabad                                    Place: Secunderabad
Date: January 23, 2003                                 Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

                            PROFIT AND LOSS ACCOUNT
            for the period and nine months ended December 31, 2002

                                                                                        Nine         Nine
                                                            Quarter      Quarter       months       months        Year
                                                Schedule     Ended        Ended        Ended        Ended        Ended
                                                Reference  31.12.2002   31.12.2001   31.12.2002   31.12.2001   31.03.2002
                                                --------- -----------  -----------  -----------  -----------  -----------
                                                                               Rs. in Lakhs
Income
Services.......................................
   --Exports...................................             51,733.55    43,155.05   146,904.95   125,110.69   170,307.88
   --Domestic..................................                492.75       421.92     1,616.65     2,319.75     2,886.37
Other Income...................................    12          (76.25)    1,023.75     1,281.62     4,623.18     7,115.28
                                                          -----------  -----------  -----------  -----------  -----------
                                                            52,150.05    44,600.72   149,803.22   132,053.62   180,309.53
                                                          ===========  ===========  ===========  ===========  ===========
Expenditure
Personnel Expenses.............................    13       24,522.63    20,194.96    71,928.32    55,567.52    78,906.42
Operating and Administration Expenses..........    14       11,761.33     8,883.37    30,736.56    27,747.77    36,171.60
Financial Expenses.............................    15           19.29        45.28        53.09       931.49       959.53
Depreciation...................................              3,042.12     3,063.55     9,300.17     8,289.45    11,745.83
                                                          -----------  -----------  -----------  -----------  -----------
                                                            39,345.37    32,187.16   112,018.14    92,536.23   127,783.38
                                                          ===========  ===========  ===========  ===========  ===========
Profit Before Taxation and Non-recurring/
 Extraordinary Items...........................             12,804.68    12,413.56    37,785.08    39,517.39    52,526.15
Provision for Taxation--Current................              1,315.00       600.00     3,665.00     2,171.11     2,996.11
                  --Deferred...................               (190.32)     (129.49)     (219.98)     (151.25)       57.19
                  --Earlier years..............                  6.22           --         6.22           --       460.00
Profit After Taxation and Before Non-recurring/
 Extraordinary Items...........................             11,673.78    11,943.05    34,333.84    37,497.53    49,012.85
--Provision for losses in subsidiaries.........                    --           --           --           --     4,075.32
Profit after Taxation and Non-recurring/
 Extraordinary Items...........................             11,673.78    11,943.05    34,333.84    37,497.53    44,937.53
Add: Balance brought forward from previous
 year..........................................            116,738.31    84,156.41    96,594.57    60,312.90    60,312.90
                                                          -----------  -----------  -----------  -----------  -----------
Profit Available for Appropriation.............            128,412.09    96,099.46   130,928.41    97,810.43   105,250.43
Appropriations :
Interim Dividend @ Rs. 0.80 per Equity Share of
 Rs. 2 each (2001--Rs. 0.50 per Equity
 Share)........................................                    --           --     2,516.32     1,552.60     1,552.60
Final Dividend @ Rs. 0.70 per Equity Share of
 Rs. 2 each....................................                    --           --           --           --     2,173.64
Tax on distributed profits.....................                    --           --           --       158.37       158.37
Transfer to General Reserve....................                    --           --           --           --     5,000.00
Forfeiture of Share Warrants--Upfront
 Consideration.................................                    --           --           --           --      (228.75)
                                                          -----------  -----------  -----------  -----------  -----------
Balance carried to Balance Sheet...............            128,412.09    96,099.46   128,412.09    96,099.46    96,594.57
                                                          ===========  ===========  ===========  ===========  ===========
Earnings Per Share before Non-recurring and
 Extraordinary items (Rs. per equity share of
 Rs. 2 each)
Basic..........................................                  3.71         3.80        10.92        12.13        15.78
Diluted........................................                  3.70         3.80        10.89        12.13        15.77

Earnings Per Share after Non-recurring and
 Extraordinary items (Rs. per equity share of
 Rs. 2 each)
Basic..........................................                  3.71         3.80        10.92        12.13        14.47
Diluted........................................                  3.70         3.80        10.89        12.13        14.46

No. of Shares used in computing Earnings Per
 Share
Basic..........................................           314,541,457  314,540,000  314,540,598  309,204,000  310,519,726
Diluted........................................           315,291,458  314,555,279  315,285,571  309,209,363  310,786,343
Notes to Accounts..............................    16

   The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and
Loss Account referred to
in our report of even
date.                          for and on behalf of the Board of Directors

S. Gopalakrishnan          B. Ramalinga Raju           B. Rama Raju
Partner                    Chairman                    Managing Director
for and on behalf of
PriceWaterhouse
Chartered Accountants

                           V. Srinivas                 G. Jayaraman
                           Director
                           &                           Vice President (Corp. Affairs)
                           Sr. Vice President--Finance   & Company Secretary

Place: Secunderabad                                    Place: Secunderabad
Date: January 23, 2003                                 Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

                  SCHEDULES FORMING PART OF THE BALANCE SHEET

                                                                                     As at      As at      As at
                                                                                   31.12.2002 31.12.2001 31.03.2002
                                                                                   ---------- ---------- ----------
                                                                                             Rs. in Lakhs
1.  Share Capital
    Authorised :..................................................................   7,500.00   7,500.00   7,500.00
                                                                                   ========== ========== ==========
    37,50,00,000 Equity Shares of Rs. 2 each
    (2001-37,50,00,000 Equity Shares of Rs. 2 each)
    Issued and Subscribed :.......................................................   6,290.84   6,290.80   6,290.80
                                                                                   ========== ========== ==========
    31,45,42,000 Equity Shares of Rs. 2 each fully paid-up
    (2001-31,45,40,000 Equity Shares of Rs. 2 each fully paid-up)

    Out of the above:
    {40,00,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity
    Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited}

    {14,05,95,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company}

    {3,33,50,000 Equity Shares of Rs. 2 each fully paid-up represent 1,66,75,000
    American Depository Shares}

    {2,000 Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan-B}

2.  Reserves and Surplus

    Share Premium Account
    As at the commencement of the year............................................  78,706.44   8,693.60   8,693.60
    Add: Received on account of further issue.....................................       3.41  75,327.81  75,327.81
                                                                                   ---------- ---------- ----------
                                                                                    78,709.85  84,021.41  84,021.41
    Less: ADS issue expenses......................................................         --   5,314.97   5,314.97
                                                                                   ---------- ---------- ----------
                                                                                    78,709.85  78,706.44  78,706.44
                                                                                   ---------- ---------- ----------
    General Reserve
    As at the commencement of the year............................................  11,390.92   6,400.00   6,400.00
    Add: Transfer from the Profit and Loss Account................................         --         --   5,000.00
                                                                                   ---------- ---------- ----------
                                                                                    11,390.92   6,400.00  11,400.00
    Less: Accumulated Deferred Tax Expense........................................         --      10.06       9.08
                                                                                   ---------- ---------- ----------
                                                                                    11,390.92   6,389.94  11,390.92
                                                                                   ---------- ---------- ----------
                                                                                           --         --         --
    Share Warrants--Upfront Consideration.........................................         --     228.75     228.75
    Less: Transfer to the Profit and Loss Account.................................         --         --     228.75
                                                                                   ---------- ---------- ----------
                                                                                           --     228.75         --
                                                                                   ---------- ---------- ----------
    Employee Stock Options
    Employee Stock Options Outstanding............................................      93.04     104.56      99.58
    Less: Deferred Employee Compensation..........................................      21.41      53.75      43.01
                                                                                   ---------- ---------- ----------
                                                                                        71.63      50.81      56.57
                                                                                   ---------- ---------- ----------
    Balance in Profit and Loss Account............................................ 128,412.09  96,099.46  96,594.57
                                                                                   ---------- ---------- ----------
                                                                                   218,584.49 181,475.40 186,748.50
                                                                                   ========== ========== ==========
3.  Secured Loans
    Other Loans...................................................................     704.93     618.24     584.57
                                                                                   ---------- ---------- ----------
                                                                                       704.93     618.24     584.57
                                                                                   ========== ========== ==========

                       SATYAM COMPUTER SERVICES LIMITED

4.  Fixed Assets

                                                   Gross Block                                Depreciation
                                   -------------------------------------------- -----------------------------------------
                                                         Deletions /                                Deletions/
                                              Additions   Discarded                                 Discarded
                                   Cost as at during the   during    Cost as at   As at    For the    during     As at
           Description             01.04.2002   period   the period  31.12.2002 01.04.2002 period   the period 31.12.2002
           -----------             ---------- ---------- ----------- ---------- ---------- -------- ---------- ----------
                                                                                   Rs. in Lakhs
1.  Goodwill......................    835.33         --        --       835.33         --        --       --          --
2.  Land & Land Development
       --Freehold.................  1,813.90         --        --     1,813.90         --        --       --          --
       --Leasehold................    813.30         --        --       813.30       0.78      0.30       --        1.08
3.  Buildings*....................  3,875.13     157.02        --     4,032.15     559.46    108.26       --      667.72
4.  Plant and Machinery........... 52,796.45   2,017.48    483.43    54,330.50  29,309.33  7,353.48   482.32   36,180.49
    (Including Computers and Software)
5.  Office Equipment..............    909.58     108.20      0.35     1,017.43     523.31    120.70     0.36      643.65
6   Furniture, Fixtures and
      Interiors................... 11,604.20     368.06        --    11,972.26   6,663.73  1,498.63       --    8,162.36
7.  Vehicles......................  1,276.97     470.65    106.71     1,640.91     385.39    218.80    46.33      557.86
                                   ---------  ---------    ------    ---------  ---------  --------   ------   ---------
           Total.................. 73,924.86   3,121.41    590.49    76,455.78  37,442.00  9,300.17   529.01   46,213.16
                                   =========  =========    ======    =========  =========  ========   ======   =========
           As at 31.12.2001....... 54,584.72  12,996.34    238.75    67,342.31  26,167.66  8,289.45   113.62   34,343.49
                                   ---------  ---------    ------    ---------  ---------  --------   ------   ---------

      Net Block
---------------------


  As at      As at
31.12.2002 31.03.2002
---------- ----------

Goodwill......................    835.33     835.33
Land & Land Development
   --Freehold.................  1,813.90   1,813.90
   --Leasehold................    812.22     812.52
Buildings*....................  3,364.43   3,315.67
Plant and Machinery........... 18,150.01  23,487.12
(Including Computers and Software)
Office Equipment..............    373.78     386.27
Furniture, Fixtures and
  Interiors...................  3,809.90   4,940.47
Vehicles......................  1,083.05     891.58
                               ---------  ---------
       Total.................. 30,242.62  36,482.86
                               =========  =========
       As at 31.12.2001....... 32,998.82
                               ---------

--------
* Includes Rs. 382.73 Lakhs constructed on leasehold land (2001--Rs. 382.73 Lakhs).

                       SATYAM COMPUTER SERVICES LIMITED

                                                                                                  As at
                                                                               As at 31.12.2002 31.12.2001 As at 31.03.2002
                                                                               ---------------- ---------- ----------------
                                                                                               Rs. in Lakhs
5.  Investments
    Long Term
    Trade (Unquoted)
    Satyam GE Software Services Private Limited...............................               --    106.25            106.25
    (1,062,500 Equity Shares of Rs. 10 each, fully paid-up)
    (Sold during the period)
    Jasdic Park Company.......................................................  75.18
    (480 Shares of J Yen 50,000 each, fully paid-up)
    Less: Provision for dimunition............................................  75.18        --     75.18             75.18
                                                                               ------
    In Touch Technologies Limited.............................................         1,090.18  1,090.18          1,090.18
    (833,333 Shares of 20 US cents each, fully paid-up)
    Satyam Venture Engineering Services Private Limited.......................           354.45    354.45            354.45
    (3,544,480 Shares of Rs. 10 each, fully paid-up)
    Medbiquitious Services Inc.,..............................................           157.08    157.08            157.08
    (3,34,000 shares of 'A' series Preferred Stock of US Dollars 0.001 each, fully paid-up)
    Avante Global LLC.,.......................................................           254.36    254.36            254.36
    (577,917 class 'A' units representing a total value of US Dollars 540,750)
    CA Satyam ASP Private Limited
    (4,773,495 Equity Shares of Rs. 10 each, fully paid-up)...................           477.35    233.35            233.35
    (Subscribed during the period 2,439,995 Equity Shares of Rs.10 each)
    Other than Trade (Quoted)
    BOB Mutual Fund...........................................................               --      5.00                --
    50,000 Units of Rs. 10 each in BOB Growth '95
    Investments in subsidiary companies
    Satyam (Europe) Limited................................................... 698.04                      698.04
    (1,000,000 Equity Shares of 1 GBP each, fully paid-up)
    Less: Provision for losses................................................ 698.04        --    698.04  698.04        --
                                                                               ------                      ------
    Satyam Japan KK...........................................................  41.69                       41.69
    (200 Common Stock of J Yen 50,000 each, fully paid-up)
    Less: Provision for losses................................................  41.69        --     41.69   41.69        --
                                                                               ------                      ------
    Satyam Asia Pte Limited................................................... 102.61                  --  102.61
    (400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up)
    Less: Provision for losses................................................ 102.61        --    102.61  102.61        --
                                                                               ------                      ------
    Dr. Millennium, Inc.,..................................................... 308.83                      308.83
    (710,000 Common Stock of 1 US Dollar each, fully paid-up)
    Less: Received on account of reduction of Share Capital................... 298.62                      298.62
    Less: Provision for losses................................................  10.21        --    308.83   10.21        --
                                                                               ------                      ------
    SIFY Limited *............................................................         2,400.63  2,400.63          2,400.63
    (12,182,600 Equity Shares of Rs. 10 each, fully paid-up)
    VisionCompass, Inc.,......................................................         8,993.91  8,993.91          8,993.91
    (425,000,000 Common Stock of 1 US Cent each, fully paid-up)
    Satyam Ideaedge Technologies Private Limited..............................             1.00      1.00              1.00
    (10,000 Equity Shares of Rs. 10 each, fully paid-up)
    Satyam Manufacturing Technologies Inc.,...................................           358.19    358.19            358.19
    (76,000 Common Stock of 1 US Cent each, fully paid-up)
    Nipuna Services Limited...................................................             5.00        --                --
    (Subscribed during the period 50,000 Equity Shares of Rs. 10 each, fully paid-up)
    Current Investments (Other than trade--Quoted)
    HSBC Cash Fund--Growth
    (Subscribed during the period 1,000,000 units of Rs. 10 each fully
     paid-up).................................................................           100.00        --                --
                                                                                      --------- ---------         ---------
                                                                                      14,192.15 15,180.75         14,024.58
                                                                                      ========= =========         =========

--------
* Ceased to exist as a subsidiary w.e.f December 9, 2002. Refer Note (d) in
  Schedule 16

Details of Current Investments (Other than Trade Quoted) purchased and sold during the period

55,00,000 units of Rs. 10 each fully paid-up in Zurich India Liquidity
  Fund--Savings Plan--Growth
50,00,000 units of Rs. 10 each fully paid-up in DSP Merrill Lynch Short term fund--Growth

                       SATYAM COMPUTER SERVICES LIMITED

                                                                                       As at      As at      As at
                                                                                     31.12.2002 31.12.2001 31.03.2002
                                                                                     ---------- ---------- ----------
                                                                                               Rs. in Lakhs
6.  Sundry Debtors (Unsecured)
    Considered good *
    (a) Over six months old.........................................................   1,929.40  2,486.51      974.80
    (b) Other debts.................................................................  43,801.27 37,192.42   38,586.33
                                                                                     ---------- ---------  ----------
                                                                                      45,730.67 39,678.93   39,561.13
    Considered doubtful **..........................................................   5,752.15  2,927.98    4,969.43
                                                                                     ---------- ---------  ----------
                                                                                      51,482.82 42,606.91   44,530.56
    Less: Provision for doubtful debts **...........................................   5,752.15  2,927.98    4,969.43
                                                                                     ---------- ---------  ----------
                                                                                      45,730.67 39,678.93   39,561.13
                                                                                     ========== =========  ==========
--------
    * Debtors include dues from Subsidiaries Rs. 3,573.96 Lakhs
    ( 2001--Rs. 3,698.72 Lakhs ) and Unbilled Revenue Rs. 1,566.05 Lakhs
    ( 2001--Rs. 1,562.12 Lakhs )
    ** Includes due from subsidiaries Rs. 1,889.15 Lakhs (2001--Nil)

7.  Cash and Bank Balances*
    Cash and Cheques on hand........................................................      20.34     15.04       17.54
    Balances with Scheduled Banks
    -- On Current Accounts..........................................................  11,898.72 12,593.85   25,063.17
    -- On Deposit Accounts.......................................................... 126,100.30 79,954.93   82,055.24
    Unclaimed Dividend Accounts.....................................................     407.95    365.16      206.94
    Balances with Non-Scheduled Banks on Current Accounts
    Citibank NA, Chicago............................................................       3.41      3.45        3.50
    Citibank NA, Dubai..............................................................      37.08     22.66       69.59
    Citibank NA, Hong Kong..........................................................      11.62     23.95       21.99
    Citibank NA, Kualalumpur........................................................      24.40     14.26        2.54
    Citibank NA, London.............................................................     219.36    327.37      253.20
    Citibank NA, New York...........................................................       3.61        --      189.15
    Citibank NA, Seoul..............................................................      38.32        --          --
    Citibank NA, Singapore..........................................................     237.61    104.88       93.22
    Citibank NA, Sydney.............................................................     218.27    234.45      235.99
    Dresdner Bank, Saarbruecken.....................................................      15.58     45.68        7.67
    First Union National Bank, Atlanta..............................................       0.27      0.37        0.32
    First Union National Bank, New Jersey...........................................      85.84    371.38       44.48
    Honkong and Shanghai Banking Corporation, London................................     129.29        --          --
    Honkong and Shanghai Banking Corporation, Shanghai..............................       3.75        --          --
    Mitsui Sumitomo Bank, Tokyo.....................................................     200.45     91.64      177.16
    United Bank, Vienna.............................................................     101.09    225.29       18.09
    Balances with Non-Scheduled Banks on Deposit Accounts
    Banque National De Paris, Mauritius.............................................         --  1,356.97    1,374.34
    Barclays Bank Plc, Mauritius....................................................   1,357.48        --          --
    Citibank NA, New York...........................................................         --  1,387.57          --
    Honkong and Shanghai Banking Corporation, New York..............................         --  2,215.36          --
                                                                                     ---------- ---------  ----------
                                                                                     141,114.74 99,354.26  109,834.13
                                                                                     ========== =========  ==========
--------
    * {Includes unutilised amount of ADS issue proceeds--Rs. 43,050.89 Lakhs. (2001--Rs. 45,083.25 Lakhs)}

8.  Loans and Advances @
    (Considered good unless otherwise stated)
    Secured --Loans.................................................................      45.57     41.12       37.09
    Unsecured--Advances recoverable in cash or in kind or for value to be received*.  15,756.02 12,126.76   10,900.67
          -- Deposits...............................................................   2,083.75  1,783.63    1,811.25
    Considered doubtful--Advances **................................................   2,015.28    666.16    2,015.28
    Interest accrued on Deposits....................................................     450.57    183.91      176.84
                                                                                     ---------- ---------  ----------
                                                                                      20,351.19 14,801.58   14,941.13
    Less: Provision for doubtful Advances **........................................   2,015.28    666.16    2,015.28
                                                                                     ---------- ---------  ----------
                                                                                      18,335.91 14,135.42   12,925.85
                                                                                     ========== =========  ==========
--------
    * Includes advance and share application money to subsidiaries Rs.7,578.55 Lakhs (2001--Rs. 8,382.56 Lakhs)
    ** Includes due from subsidiaries Rs.1,333.63 Lakhs (2001--Nil)
    @ Includes Rs. 58.73 Lakhs due from Key Management Personnel (2001--Rs. 131.04 Lakhs)

                       SATYAM COMPUTER SERVICES LIMITED

                                                                As at      As at      As at
                                                              31.12.2002 31.12.2001 31.03.2002
                                                              ---------- ---------- ----------
                                                                        Rs. in Lakhs

9.  Current Liabilities
    Sundry Creditors
    -- Dues to small scale industrial undertakings...........        --         --         --
    -- Dues to other than small scale industrial undertakings 17,872.28  12,117.34  14,195.96
    Advances from Customers..................................  1,316.56     578.08     760.31
    Investor Education Protection Fund --Unclaimed Dividend..    407.95     365.16     206.94
    Interest accrued but not due on loans....................        --         --       4.49
    Other Liabilities........................................  1,506.57     973.71   1,307.11
                                                              ---------  ---------  ---------
                                                              21,103.36  14,034.29  16,474.81
                                                              =========  =========  =========
10. Provisions
    Provision for Taxation (Less payments)...................  5,477.43   3,069.85   3,305.29
    Proposed Dividend........................................        --         --   2,173.64
    Provision for Post Project Execution Warranty............     47.08      47.08      47.08
    Provision for Gratuity and Leave Encashment..............  1,157.14     823.54     944.15
                                                              ---------  ---------  ---------
                                                               6,681.65   3,940.47   6,470.16
                                                              =========  =========  =========
11. Deferred Tax Assets/(Liabilities)
    Debtors..................................................    547.94     486.42     484.65
    Advances.................................................     75.85      78.54      56.23
    Fixed Assets.............................................   (895.33)   (717.78)   (923.62)
    Others...................................................    425.25     294.01     316.47
                                                              ---------  ---------  ---------
                                                                 153.71     141.19     (66.27)
                                                              =========  =========  =========

                       SATYAM COMPUTER SERVICES LIMITED

             SCHEDULES FORMING PART OF THE PROFIT AND LOSS ACCOUNT

                                                    Quarter    Quarter   Nine Months Nine Months    Year
                                                     Ended      Ended       Ended       Ended      Ended
                                                   31.12.2002 31.12.2001 31.12.2002  31.12.2001  31.03.2002
                                                   ---------- ---------- ----------- ----------- ----------
                                                                         Rs. in Lakhs
12. Other Income
    Interest on deposits--Gross...................    638.99     302.39    1,257.15    1,110.58   1,410.88
    (Tax Deducted at Source Rs. 107.68 Lakhs;
    2001--Rs. 4.04 Lakhs)
    Profit on sale of current investments--Trade..      4.38         --        4.38          --       7.99
    Gain/(Loss) on exchange fluctuations (net)....   (796.10)    634.81   (1,940.71)   3,351.32   5,156.18
    Profit on sale of Long term investment........        --         --    1,833.55          --         --
    Provision no longer required written back.....        --         --          --          --     329.22
    Miscellaneous income..........................     76.48      86.55      127.25      161.28     211.01
                                                   ---------  ---------   ---------   ---------  ---------
                                                      (76.25)  1,023.75    1,281.62    4,623.18   7,115.28
                                                   =========  =========   =========   =========  =========
13. Personnel Expenses
    Salaries and bonus............................ 23,036.64  18,906.75   67,302.81   52,013.74  73,758.75
    Contribution to provident and other funds.....  1,271.14   1,149.60    4,045.53    3,193.65   4,616.25
    Staff welfare expenses........................    209.30     135.18      564.92      340.41     505.95
    Employee stock compensation expense...........      5.55       3.43       15.06       19.72      25.47

                                                   ---------  ---------   ---------   ---------  ---------
                                                   24,522.63  20,194.96   71,928.32   55,567.52  78,906.42
                                                   =========  =========   =========   =========  =========
14. Operating and Administration Expenses
    Rent..........................................    969.32     811.57    2,837.66    2,431.24   3,451.28
    Rates and taxes...............................    107.76      20.78      239.90      133.93     324.86
    Insurance.....................................    247.69      61.14      500.64      242.65     295.30
    Travelling and conveyance.....................  4,095.23   2,271.27   10,681.53    7,696.97  10,193.09
    Communication.................................    951.43     904.17    2,722.68    2,478.10   3,360.09
    Printing and stationery.......................     62.73      66.51      260.07      247.47     313.25
    Power and fuel................................    299.83     248.58      900.49      828.74   1,089.00
    Advertising...................................     49.55      32.14      191.67       54.66     128.32
    Marketing expenses............................  1,277.59     497.20    2,707.30    2,272.12   3,132.35
    Repairs and maintenance
    -- Buildings..................................     42.01       4.35       66.50        5.70       7.52
    -- Machinery..................................    196.84     169.92      500.13      322.00     470.26
    -- Others.....................................    223.66     228.81      612.44      631.55     846.97
    Security services.............................     28.23      27.68       80.01       85.52     114.61
    Legal and professional charges................  1,389.49   1,512.01    2,923.19    5,413.65   5,630.79
    Provision for doubtful debts and advances.....    276.81     797.05      782.72    1,880.01   2,047.31
    Fixed Assets sold and discarded (net).........     12.07      30.56        3.79       42.59     (63.28)
    Loss on sale of long term Investments.........        --         --          --          --       0.82
    Provision for dimunition in value of long term
      Investment..................................        --         --       75.18          --         --
    Directors' sitting fees.......................      0.65       0.55        1.85        1.75       2.55
    Auditors' remuneration........................     17.62      13.31       49.88       36.93      47.25
    Donations and contributions...................      6.78       3.45       13.93       11.98      14.69
    Subscriptions.................................     56.73      25.73      181.75       48.69     123.22
    Training and development......................    109.55     161.90      422.65      503.49     618.10
    Research and development......................    136.07     208.15      303.68      410.25     577.52
    Software charges..............................    613.67     317.30    2,050.52      725.46   1,535.67
    Managerial remuneration
    -- Salaries...................................      8.70       8.70       26.10       26.10      34.80
    -- Commission.................................        --         --          --          --      34.80
    -- Contribution to P.F........................      1.04       1.10        3.13        3.13       4.18
    -- Others.....................................      2.81       2.81        8.71        8.26      14.79
    Visa charges..................................    150.27     133.38      418.73      477.32     617.09
    Miscellaneous expenses........................    427.20     323.25    1,169.73      727.51   1,204.40
                                                   ---------  ---------   ---------   ---------  ---------
                                                   11,761.33   8,883.37   30,736.56   27,747.77  36,171.60
                                                   =========  =========   =========   =========  =========

                       SATYAM COMPUTER SERVICES LIMITED

                                       Quarter    Quarter   Nine Months Nine Months    Year
                                        Ended      Ended       Ended       Ended      Ended
                                      31.12.2002 31.12.2001 31.12.2002  31.12.2001  31.03.2002
                                      ---------- ---------- ----------- ----------- ----------
                                                            Rs. in Lakhs
15. Financial Expenses
    Interest on working capital loans      --      27.53          --      144.91      146.55
    Interest on term loans...........      --         --          --      351.00      351.00
    Prepayment charges...............      --         --          --      341.97      341.97
    Other finance charges............   19.29      17.75       53.09       93.61      120.01
                                        -----      -----       -----      ------      ------
                                        19.29      45.28       53.09      931.49      959.53
                                        =====      =====       =====      ======      ======

                       SATYAM COMPUTER SERVICES LIMITED

                              CASH FLOW STATEMENT
            for the quarter and nine months ended December 31, 2002

                                                                                             Nine             Nine
                                                          Quarter          Quarter          Months           Months
                                                           ended            ended           Ended            Ended
                                                         31.12.2002       31.12.2001      31.12.2002       31.12.2001
                                                         ----------       ----------      ----------       ----------
                                                                                Rs. in Lakhs
A.  Cash Flows from Operating Activities
    Net Profit before Interest and Tax..................  12,186.15       12,159.88        36,666.88        39,358.02
    Depreciation........................................   3,042.12        3,063.55         9,300.17         8,289.45
    Loss/(Profit) on sale of Fixed Assets...............      12.07           30.56             3.79            42.59
    Loss/(Profit) on sale of Long term Investments......         --              --        (1,833.55)              --
    (Increase)/Decrease in Sundry Debtors...............      25.37         (872.89)       (6,169.54)       (2,157.13)
    (Increase)/Decrease in Loans and Advances...........  (1,243.44)         643.80        (5,380.33)       (3,266.41)
    Increase/(Decrease) in Current Liabilities and
     Other Provisions...................................   1,244.60       (1,216.36)        4,846.03         3,244.51
    Income Taxes Paid...................................    (540.26)      (1,385.95)       (1,499.08)       (2,225.17)
    Exchange differences on translation of foreign
     currency cash and cash equivalents.................     573.90          148.01         1,552.37        (1,543.06)
                                                         ----------       ---------       ----------       ----------
       Net Cash Flow from Operating Activities..........  15,300.51       12,570.60        37,486.74        41,742.80
                                                         ==========       =========       ==========       ==========
B.  Cash Flows from Investing Activities
    Purchase of Fixed Assets............................  (1,696.27)      (4,660.93)       (2,910.30)       (9,376.01)
    Purchase of Long term Investments...................         --         (233.35)           (5.00)         (819.15)
    Acquisition of Business.............................         --              --               --               --
    Proceeds from sale of Fixed Assets..................         --              --               --               --
    Proceeds from sale of Long term Investment..........         --              --         1,939.80               --
    Proceeds from sale of Fixed Assets..................      20.37           26.05            57.69            82.51
    Received on account of reduction of Share
     Capital............................................         --              --               --               --
    Long term Deposits with Scheduled Banks............. (65,715.87)             --       (65,715.87)              --
    Interest Income Received............................     205.50           11.96           426.94           166.25
                                                         ----------       ---------       ----------       ----------
       Net Cash used for Investing Activities........... (67,186.27)      (4,856.27)      (66,206.74)       (9,946.40)
                                                         ==========       =========       ==========       ==========
C.  Cash Flows from Financing Activities
    Proceeds from issue of Share Capital net of issue
     expenses...........................................       1.37              --             3.45        70,679.84
    Proceeds from Secured Loans.........................     146.10        1,044.47           442.86         7,319.48
    Repayment of Secured Loans..........................    (114.53)      (2,084.44)         (322.50)      (23,899.71)
    Financial Expenses Paid.............................     (19.29)         (45.28)          (57.58)         (941.98)
    Dividend Paid.......................................  (2,516.32)      (1,710.97)       (4,689.96)       (3,080.48)
    Interest on ADS Deposits............................     200.45          353.08           556.48           763.71
                                                         ----------       ---------       ----------       ----------
       Net Cash Flow from Financing Activities..........  (2,302.22)      (2,443.14)       (4,067.25)       50,840.86
                                                         ==========       =========       ==========       ==========
D.  Exchange differences on translation of foreign
    currency cash and cash equivalents..................    (573.90)        (148.01)       (1,552.37)        1,543.06
                                                         ==========       =========       ==========       ==========
    Net Increase in Cash and Cash equivalents during
     the period......................................... (54,761.88)       5,123.18       (34,339.62)       84,180.32
    Cash and Cash equivalents at the beginning of the
     period............................................. 129,756.37       94,231.08       109,834.11        15,173.94
                                                         ----------       ---------       ----------       ----------
    Cash and Cash equivalents at the end of the
     period.............................................  74,994.49       99,354.26        75,494.49        99,354.26
                                                         ==========       =========       ==========       ==========

                                                            Year
                                                           Ended
                                                         31.03.2002
                                                         ----------

A.  Cash Flows from Operating Activities
    Net Profit before Interest and Tax..................  51,886.40
    Depreciation........................................  11,745.83
    Loss/(Profit) on sale of Fixed Assets...............     (63.28)
    Loss/(Profit) on sale of Long term Investments......       0.82
    (Increase)/Decrease in Sundry Debtors...............  (3,252.52)
    (Increase)/Decrease in Loans and Advances...........  (3,308.98)
    Increase/(Decrease) in Current Liabilities and
     Other Provisions...................................   5,704.97
    Income Taxes Paid...................................  (3,274.73)
    Exchange differences on translation of foreign
     currency cash and cash equivalents.................  (3,460.71)
                                                         ----------
       Net Cash Flow from Operating Activities..........  55,977.80
                                                         ==========
B.  Cash Flows from Investing Activities
    Purchase of Fixed Assets............................ (12,408.46)
    Purchase of Long term Investments...................    (819.14)
    Acquisition of Business.............................  (3,325.00)
    Proceeds from sale of Fixed Assets..................     214.19
    Proceeds from sale of Long term Investment..........       4.18
    Proceeds from sale of Fixed Assets..................         --
    Received on account of reduction of Share
     Capital............................................     298.62
    Long term Deposits with Scheduled Banks.............         --
    Interest Income Received............................     119.29
                                                         ----------
       Net Cash used for Investing Activities........... (15,916.32)
                                                         ==========
C.  Cash Flows from Financing Activities
    Proceeds from issue of Share Capital net of issue
     expenses...........................................  70,679.84
    Proceeds from Secured Loans.........................   7,376.32
    Repayment of Secured Loans.......................... (23,990.20)
    Financial Expenses Paid.............................    (965.53)
    Dividend Paid.......................................  (3,080.47)
    Interest on ADS Deposits............................   1,118.04
                                                         ----------
       Net Cash Flow from Financing Activities..........  51,138.00
                                                         ==========
D.  Exchange differences on translation of foreign
    currency cash and cash equivalents..................   3,460.71
                                                         ==========
    Net Increase in Cash and Cash equivalents during
     the period.........................................  94,660.19
    Cash and Cash equivalents at the beginning of the
     period.............................................  15,173.94
                                                         ----------
    Cash and Cash equivalents at the end of the
     period............................................. 109,834.13
                                                         ==========

This is the Cash Flow
Statement referred to in
our report of event date.      for and on behalf of the Board of Directors

S. Gopalakrishnan          B. Ramalinga Raju             B. Rama Raju
Partner                    Chairman                      Managing Director
for and on behalf of
PriceWaterhouse
Chartered Accountants

                           V. Srinivas                   G. Jayaraman
                           Director                      Vice President (Corp. Affairs)
                           & Sr. Vice President--Finance & Company Secretary

Place: Secunderabad                                      Place: Secunderabad
Date: January 23, 2003                                   Date: January 23, 2003

                       SATYAM COMPUTER SERVICES LIMITED

          RECONCILIATION OF BALANCE SHEET ITEMS WITH CASH FLOW ITEMS

                                                                                       Nine       Nine
                                                               Quarter    Quarter     Months     Months      Year
                                                                ended      ended      Ended      Ended      Ended
                                                              31.12.2002 31.12.2001 31.12.2002 31.12.2001 31.03.2002
                                                              ---------- ---------- ---------- ---------- ----------
                                                                                   Rs. In Lakhs
I.   Profit after taxes and extraordinary items as per profit
      and loss account....................................... 11,673.78  11,943.05  34,333.84  37,497.53  44,937.53
     Add: Income tax considered separately...................  1,321.22     600.00   3,671.22   2,171.11   3,456.11
     Add: Deferred Taxes.....................................   (190.32)   (129.49)   (219.98)   (151.25)     57.19
     Add: Financial expenses considered separately...........     19.29      45.28      53.09     931.49     959.53
     Add: Assets acquired in acquisition charged off.........        --         --         --         --     115.35
     Add: Employee stock compensation expense................      5.55       3.43      15.06      19.72      25.47
     Add: Provision for diminution in value of Investment....        --         --      75.18         --         --
     Less: Interest income considered separately.............    638.99     302.39   1,257.15   1,110.58   1,410.88
     Add: Provision for losses in Subsidiaries...............        --         --         --         --   4,075.32
     Less: Provision no longer required written back.........        --         --         --         --     329.22
     Less: Profit on sale of Current Investments considered
      separately.............................................      4.38         --       4.38         --         --
                                                              ---------  ---------  ---------  ---------  ---------
       Net Profit before Interest and Tax as per Cash
        Flow Statement....................................... 12,186.15  12,159.88  36,666.88  39,358.02  51,886.40
                                                              =========  =========  =========  =========  =========

II.  (Increase) / Decrease in sundry debtors as per Balance
      Sheet..................................................     25.37    (872.89) (6,169.54) (2,157.13) (2,039.33)
     Pursuant to acquisition of Software division of SIFY....        --         --         --         --     675.96
     Add: Provision for losses in Subsidiaries...............        --         --         --         --  (1,889.15)
                                                              ---------  ---------  ---------  ---------  ---------
       Balance considered for Cash Flow Statement............     25.37    (872.89) (6,169.54) (2,157.13) (3,252.52)
                                                              =========  =========  =========  =========  =========

III. (Increase) / Decrease in loans and advances as per
      Balance sheet.......................................... (1,232.48)    706.45  (5,410.06)    632.63   1,842.22
     Increase/(Decrease) in interest accrued on deposits
      considered separately..................................    233.04     (62.65)    273.73     180.62     173.55
     Share application money converted into investments......   (244.00)        --    (244.00) (4,079.66) (4,079.66)
     Pursuant to acquisition of Software division of SIFY....        --         --         --         --      88.54
     Add: Provision for losses in Subsidiaries...............        --         --         --         --  (1,333.63)
                                                              ---------  ---------  ---------  ---------  ---------
       Balance considered for Cash Flow Statement............ (1,243.44)    643.80  (5,380.33) (3,266.41) (3,308.98)
                                                              =========  =========  =========  =========  =========

IV.  Increase/(Decrease) in current liabilities and
      provisions.............................................   (490.77) (3,713.28)  4,840.04   1,810.45   6,780.66
     (Increase)/Decrease in provision for dividend
      considered separately..................................  2,516.32   1,710.97   2,173.64   1,369.51    (804.13)
     (Increase)/Decrease in provision for taxation considered
      separately.............................................   (780.95)    785.95  (2,172.14)     54.06    (181.38)
     (Increase)/Decrease in interest accrued but not due
      considered separately..................................        --         --       4.49      10.49       6.00
     Pursuant to acquisition of Software division of SIFY....        --         --         --         --    (425.40)
     Provision no longer required written back...............        --         --         --         --     329.22
                                                              ---------  ---------  ---------  ---------  ---------
       Balance considered for Cash Flow Statement............  1,244.60  (1,216.36)  4,846.03   3,244.51   5,704.97
                                                              =========  =========  =========  =========  =========

V.   Increase/(Decrease) in provision for taxation as per
      Balance Sheet..........................................    780.96    (785.95)  2,172.14     (54.06)    181.38
     Less: Provision for income tax.......................... (1,321.22)   (600.00) (3,671.22) (2,171.11)  3,456.11
                                                              ---------  ---------  ---------  ---------  ---------
       Balance considered for Cash Flow Statement............   (540.26) (1,385.95) (1,499.08) (2,225.17) (3,274.73)
                                                              =========  =========  =========  =========  =========

                       SATYAM COMPUTER SERVICES LIMITED

          RECONCILIATION OF BALANCE SHEET ITEMS WITH CASH FLOW ITEMS

                                                                                                 Nine            Nine
                                                                    Quarter     Quarter         Months          Months
                                                                     ended       ended          Ended           Ended
                                                                   31.12.2002  31.12.2001     31.12.2002      31.12.2001
                                                                   ----------  ----------     ----------      ----------
                                                                                          Rs. In Lakhs
VI.   Additions to Fixed assets as per Balance Sheet                (1,046.06) (5,306.67)      (3,121.41)     (12,996.29)
      (Increase)/Decrease in capital work in progress.............    (650.21)    645.74          211.11        3,620.28
      Pursuant to acquisition of Software division of SIFY........         --         --              --              --
      Goodwill on acquisition of Software division of SIFY........         --         --              --              --
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................  (1,696.27) (4,660.93)      (2,910.30)      (9,376.01)
                                                                   ==========  =========      ==========      ==========
VII.  Interest income as per Profit and Loss account..............     638.99     302.39        1,257.15        1,110.58
      (Increase)/Decrease in interest accrued but not due on
       Deposits...................................................    (233.04)     62.65         (273.73)        (180.62)
      Less: Interest on ADS Deposits considered seperately........    (200.45)   (353.08)        (556.48)        (763.71)
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................     205.50      11.96          426.94          166.25
                                                                   ==========  =========      ==========      ==========
VIlI. (Increase)/Decrease in investments as per Balance Sheet.....     156.00    (233.35)        (167.57)      (4,898.81)
      Proceds from sale of Long term Investment...................         --         --         (106.25)             --
      Provision for dimunition in value of Investment.............         --         --          (75.18)             --
      Current investments purchased and sold considered
       seperately.................................................    (400.00)        --          100.00              --
      Received on account of reduction of Share Capital...........         --         --              --              --
      Loss on sale of investments.................................         --         --              --              --
      Provision for losses in Subsidiaries........................         --         --              --              --
      Share application money converted into investments..........     244.00         --          244.00        4,079.66
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................         --    (233.35)          (5.00)        (819.15)
                                                                   ==========  =========      ==========      ==========
IX.   Financial expenses as per Profit and Loss account...........     (19.29)    (45.28)         (53.09)        (931.49)
      Increase/(Decrease) in interest accrued but not due on loans         --         --           (4.49)         (10.49)
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................     (19.29)    (45.28)         (57.58)        (941.98)
                                                                   ==========  =========      ==========      ==========
X.    Increase/(Decrease) in provision for dividend as per Balance
       Sheet......................................................  (2,516.32)        --       (2,173.64)      (1,369.51)
      Less: Interim dividend......................................         --   1,710.97        2,516.32        1,710.97
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................  (2,516.32) (1,710.97)      (4,689.96)      (3,080.48)
                                                                   ==========  =========      ==========      ==========
XI.   Increase in Share Capital as per Balance Sheet..............       0.02         --            0.04          667.00
      Add: Share Premium..........................................       1.35         --            3.41       75,327.81
      Less: ADS Expenses..........................................         --         --              --       (5,314.97)
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................       1.37         --            3.45       70,679.84
                                                                   ==========  =========      ==========      ==========
XII.  Cash and Bank Balances as per Balance Sheet................. 141,114.74  99,354.26      141,114.74       99,354.26
      Add: Current Investments in Mutual Funds considered as cash
       equivalents................................................    (404.38)        --           95.62              --
      Less: Long Term Deposits with Scheduled Banks Considered
       Separately................................................. (65,715.87)        --      (65,715.87)             --
                                                                   ----------  ---------      ----------      ----------
        Balance considered for Cash Flow Statement................  74,994.49  99,354.26       75,494.49       99,354.26
                                                                   ==========  =========      ==========      ==========

                                                                Year
                                                               Ended
                                                             31.03.2002
                                                             ----------

Additions to Fixed assets as per Balance Sheet               (19,962.54)
(Increase)/Decrease in capital work in progress.............   4,683.53
Pursuant to acquisition of Software division of SIFY........   2,035.22
Goodwill on acquisition of Software division of SIFY........     835.33
                                                             ----------
  Balance considered for Cash Flow Statement................ (12,408.46)
                                                             ==========
Interest income as per Profit and Loss account..............   1,410.88
(Increase)/Decrease in interest accrued but not due on
 Deposits...................................................    (173.55)
Less: Interest on ADS Deposits considered seperately........  (1,118.04)
                                                             ----------
  Balance considered for Cash Flow Statement................     119.29
                                                             ==========
(Increase)/Decrease in investments as per Balance Sheet.....  (3,742.64)
Proceds from sale of Long term Investment...................      (4.18)
Provision for dimunition in value of Investment.............         --
Current investments purchased and sold considered
 seperately.................................................         --
Received on account of reduction of Share Capital...........    (298.62)
Loss on sale of investments.................................      (0.82)
Provision for losses in Subsidiaries........................    (852.54)
Share application money converted into investments..........   4,079.66
                                                             ----------
  Balance considered for Cash Flow Statement................    (819.14)
                                                             ==========
Financial expenses as per Profit and Loss account...........    (959.53)
Increase/(Decrease) in interest accrued but not due on loans      (6.00)
                                                             ----------
  Balance considered for Cash Flow Statement................    (965.53)
                                                             ==========
Increase/(Decrease) in provision for dividend as per Balance
 Sheet......................................................     804.14
Less: Interim dividend......................................   3,884.61
                                                             ----------
  Balance considered for Cash Flow Statement................  (3,080.47)
                                                             ==========
Increase in Share Capital as per Balance Sheet..............     667.00
Add: Share Premium..........................................  75,327.81
Less: ADS Expenses..........................................  (5,314.97)
                                                             ----------
  Balance considered for Cash Flow Statement................  70,679.84
                                                             ==========
Cash and Bank Balances as per Balance Sheet................. 109,834.13
Add: Current Investments in Mutual Funds considered as cash
 equivalents................................................         --
Less: Long Term Deposits with Scheduled Banks Considered
 Separately.................................................         --
                                                             ----------
  Balance considered for Cash Flow Statement................ 109,834.13
                                                             ==========

                       SATYAM COMPUTER SERVICES LIMITED

16.  Notes to Accounts

  a)  Associate Stock Option Plans

   i. Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

   In May 1998, the Company established its Associate Stock Option Plan (the "ASOP"). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the "Trust"), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs 2 each in the Company.

   In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee's length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

   At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company's shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs 2 each of the Company at a price of Rs 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

   ii. Scheme established after SEBI Guidelines on Stock Options

   Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

   The Company has established a scheme "Associate Stock Option Plan-B" (ASOP-B) for which 1,30,00,000 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

   Accordingly, options (net of cancellations) for a total number of 10,810,623 equity shares of Rs. 2 each were outstanding as of December 31, 2002 (2001-9,805,279).

                                                 Quarter ended         Nine months ended
                                                  December 31             December 31
                                            ----------------------  ----------------------
                                                2002        2001        2002        2001
                                            -----------  ---------  -----------  ---------
Options outstanding at the beginning of the
 period.................................... 1,06,43,659  63,60,015  1,01,97,328  57,59,209
Granted during the period..................    2,14,400  36,75,820    10,83,853  45,67,456
Forfeited during the period................     (46,636) (2,30,556)   (4,68,558) (5,21,386)
Exercised during the period................        (800)        --       (2,000)        --
Outstanding at the end of the period....... 1,08,10,623  98,05,279  1,08,10,623  98,05,279

   iii. Associate Stock Option Plan (ADS)

   The Company has established a scheme "Associate Stock Option Plan (ADS)" to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of the Company.

                       SATYAM COMPUTER SERVICES LIMITED

Under the scheme 25,74,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs.2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

   Accordingly, options (net of cancellation) for a total number of 1,210,425 ADS representing 2,420,850 equity shares of Rs.2 each were outstanding as of December 31, 2002 (2001 - 1,169,425).

                                               Quarter ended     Nine months ended
                                                December 31         December 31
                                            ------------------- --------------------
                                              2002      2001       2002      2001
                                            --------- --------- ---------  ---------
Options outstanding at the beginning of the
 period.................................... 12,00,925 11,64,900 11,69,425         --
Granted during the period..................     9,500     4,525    73,350  11,69,425
Forfeited during the period................        --        --   (32,350)        --
Exercised during the period................        --        --        --         --
Outstanding at the end of the period....... 12,10,425 11,69,425 12,10,425  11,69,425

  (b)  Secured Loans

   Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

  (c)  Fixed Assets

   Transfer of certain licenses and contracts acquired from the software services division of Satyam Infoway Limited is in the process of being made.

  (d)  Investment in SIFY Limited

   At the Extraordinary General Meeting held on December 9, 2002 Sify's shareholders approved the issue of equity shares to Softbank Asia Infrastructure Limited (SAIF) and Venture Tech Solutions Private Limited (VentureTech). On December 16, 2002, SAIF and VentureTech invested USD 13 Million and USD 3.5 Million respectively. Sify issued equity shares of 75,58,140 to SAIF and 2,03,884 to VentureTech. On a fully diluted basis, SAIF and VentureTech own 21.8% and 5.9% respectively of Sify's equity. Further VentureTech is obligated to purchase an additional 20,34,883 equity shares for a purchase price equal to the Rupee equivalent of USD 3.5 million prior to May 1, 2003. Pursuant to the above, the Company's holding in SIFY Ltd reduced from 52.51% as of March 31, 2002 to 37.15% as at December 9, 2002 and ceased to exist as a subsidiary.

   Subsequently Sify Limited has changed its name from Satyam Infoway Limited to Sify Limited effective January 6, 2003.

  (e)  Investment in Vision Compass Inc., USA

   As a part of restructuring measures undertaken by the Company, the operational costs have been reduced substantially and the Company has started making cash profits from the second half of the year ended March 31, 2002. In view of the above and considering the future business potential, the management is of the opinion that the value of the investments by way of equity participation/current assets are not lower than what is stated in the books of accounts.

                       SATYAM COMPUTER SERVICES LIMITED

  (f)  Maximum Balances held during the period with Non Scheduled Banks

                                             Quarter ended Nine months ended
                                             December 31   December 31
                                             ------------  -----------------
          Name of the Bank                    2002   2001   2002     2001
          ----------------                   ------  -----  ------    -----
                                                   Rs. in Lakhs
          Balances held on Current Accounts:
          Citibank NA, Atlanta..............     --     --     --     0.48
          Citibank NA, California...........     --     --     --     0.47
          Citibank NA, Chicago..............   3.43   3.45   3.50    19.67
          Citibank NA, Dubai................ 102.40  75.21 102.40    86.25
          Citibank NA, Hong Kong............  48.16  23.95  48.16    23.95
          Citibank NA, Kualalumpur..........  93.50  14.26  93.50    14.26

                                                       Quarter ended   Nine months ended
                                                        December 31       December 31
-                                                    ----------------- ------------------
                  Name of the Bank                     2002     2001     2002     2001
                  ----------------                   -------- -------- -------- ---------
                                                                 Rs. in Lakhs
Citibank NA, London.................................   803.76   476.73   803.76    476.73
Citibank NA, New Jersey.............................       --       --       --      0.47
Citibank NA, New York...............................     3.61       --       --        --
Citibank NA, Singapore..............................   237.61   207.93   237.61    254.45
Citbank NA, Seoul...................................    56.48       --    56.48        --
Citibank NA, Sydney.................................   437.46   279.09   438.04    502.59
Dresdner Bank, Saarbruecken.........................    66.85    78.15   161.87     80.16
First Union National Bank, Atlanta..................     0.27     0.37     0.27     19.61
First Union National Bank, New Jersey...............   378.35   219.84   536.72    365.31
Hong Kong and Shanghai Banking Corporation, Shangai.     8.39       --    19.32        --
Hong Kong and Shanghai Banking Corporation, London..   994.08       --   994.08        --
Mitsui Sumitomo Bank, Tokyo.........................   391.25   365.78   607.51    425.47
United Bank, Vienna................................. 1,945.78 2,058.96 3,874.14  2,142.69

Balances held on Deposit Accounts:
Banque National De Paris, Mauritius.................       -- 2,788.25 1,381.53  9,402.00
Barclays Bank Plc, Mauritius........................ 1,365.13       --       --        --
Hong Kong and Shanghai Banking Corporation, New York       -- 2,393.00       --  9,402.00
Citibank NA, New York...............................   189.15 1,387.67   189.27 76,076.06

  (g)  Segment Reporting

   The Company recognizes information technology services as its only primary segment since its operations predominantly consists of providing a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services to its worldwide customers operating in different industries. Accordingly, IT service revenues comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

                       SATYAM COMPUTER SERVICES LIMITED
Business Segment

   Performance of Business Segment is as follows:

                                             Quarter ended       Nine months ended
                                              December 31           December 31
                                          -------------------- ---------------------
                                             2002      2001       2002       2001
                                          ---------  --------- ---------- ----------
                                                         Rs. in Lakhs
Revenue
Sales to external customers.............. 52,226.30  43,576.97 148,521.60 127,430.44
Segment result Profit.................... 12,900.22  11,435.09  36,556.55  35,825.70
Interest expense.........................     19.29      45.28      53.09     931.49
Other income.............................    (76.25)  1,023.75   1,281.62   4,623.18
Income taxes.............................  1,130.90     470.51   3,451.24   2,019.86
Net Profit............................... 11,673.78  11,943.05  34,333.84  37,497.53

Other Segment Information
Capital expenditure......................  1,696.27   4,660.93   2,910.30   9,376.01
Depreciation.............................  3,042.12   3,063.55   9,300.17   8,289.45
Non-cash expenses other than depreciation  1,419.11   1,301.55   4,321.77   4,002.53

                                         As at December 31
                                       ----------------------
                                          2002       2001
                                       ---------- -----------
                                            Rs. in Lakhs
                   Segment Assets..... 111,111.06 1,05,938.52
                   Investments........  14,192.15   15,180.75
                   Bank Deposits...... 127,457.78   84,914.83
                   Other Assets.......     604.28      325.10
                   Total assets....... 253,365.27 2,06,359.20
                   Segment Liabilities  22,307.58   14,904.91
                   Other Liabilities..   6,182.36    3,688.09
                   Total Liabilities..  28,489.94   18,593.00

Geographic Segment

   Revenue attributable to location of customers is as follows:

                                Quarter ended      Nine months ended
         Geographic location     December 31          December 31
         ------------------- ------------------- ----------------------
                               2002      2001       2002       2001
                             --------- --------- ---------- -----------
                                            Rs. in Lakhs
          North America..... 40,193.89 33,521.62 113,439.82   97,593.31
          Europe............  6,549.92  5,399.47  19,234.81   12,610.20
          Japan.............  1,302.01    696.83   3,404.40    2,680.19
          India.............    492.75    421.92   1,616.65    2,319.75
          Rest of the World.  3,687.73  3,537.13  10,825.92   12,226.99
                             --------- --------- ---------- -----------
             Total.......... 52,226.30 43,576.97 148,521.60 1,27,430.44
                             ========= ========= ========== ===========

   Segment assets based on their location are as follows:

                                               Addition to Segment assets
                      Carrying amount of   -----------------------------------
                        segment assets       Quarter ended   Nine months ended
                      As at December 31       December 31       December 31
                    ---------------------- ----------------- -----------------
                       2002       2001       2002     2001     2002     2001
                    ---------- ----------- -------- -------- -------- --------
                                           Rs. in Lakhs
  North America....  44,598.84   38,421.00    84.98    38.64   227.47   181.19
  Europe...........   8,907.90    5,200.59     6.52    20.03    59.93    25.23
  Japan............   1,716.54    1,849.84    98.29    83.03   108.03    95.08
  India............  50,758.11   56,457.44 1,486.26 4,463.62 2,451.71 8,898.38
  Rest of the World   5,129.67    4,009.65    20.22    55.61    63.16   176.13
                    ---------- ----------- -------- -------- -------- --------
     Total......... 111,111.06 1,05,938.52 1,696.27 4,660.93 2,910.30 9,376.01
                    ========== =========== ======== ======== ======== ========

  (h)  Related Party Transactions

   The Company has transactions with the following related parties:

      Subsidiaries: Sify Limited with its subsidiaries Satyam Institute of e-Business Limited and Satyam Education Services Limited (Ceased to exist as a subsidiary w.e.f December 9, 2002.), Satyam Europe Limited, Satyam Asia Pte Limited, Vision Compass Inc., Satyam Japan KK, Nipuna Services Limited, Satyam Manufacturing Technologies Inc., and Satyam Ideaedge Technologies Private Limited.

      Joint Ventures: Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

      Others:  Satyam Associates Trust.

      Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Joseph Abraham, A.S. Murthy, Bharath D, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K, V.Srinivas and G. Jayaraman.

   i) Summary of the transactions with the above related parties is as follows:

Transactions with Subsidiaries, Joint Ventures, Associates and others:

                                       Transactions for the Quarter ended
                                                December 31, 2002
                    -                 -------------------------------------
                                      Subsidiaries  JVs   Associates Others
                                      ------------ ------ ---------- ------
                                                  Rs. in Lakhs
     Sales...........................   3,427.32    29.29      --        --
     Outsourcing.....................      98.83    75.87      --        --
     Investments.....................         --   244.00      --        --
     Fixed Assets....................      90.67       --      --        --
     Other Services..................      34.37   358.31    8.75
     Share Application Money/Advances     687.00       --      --    104.00

                       SATYAM COMPUTER SERVICES LIMITED

                                       Transactions for the Quarter ended
                                                December 31, 2002
                    -                 -------------------------------------
                                      Subsidiaries  JVs   Associates Others
                                      ------------ ------ ---------- ------
                                                  Rs. in Lakhs
     Sales...........................   8,754.58   192.98      --        --
     Outsourcing.....................     246.88   229.08      --        --
     Investments.....................       5.00   244.00      --        --
     Fixed Assets....................      90.67       --      --
     Other Services..................     604.08   900.08    8.75
     Share Application Money/Advances     742.00       --      --    104.00

                                         Balance as on December 31, 2002
                   -                 ---------------------------------------
                                     Subsidiaries  JVs   Associates  Others
                                     ------------ ------ ---------- --------
                                                  Rs. in Lakhs
    Accounts Receivable.............   3,573.96   217.09      --      161.40
    Payable.........................   2,789.42   251.37      --      171.65
    Investments.....................   9,358.09   831.80      --    2,400.63
    Share Application Money/Advances   7,578.55   554.95   87.19      104.00

                              Transactions for the Quarter ended
                                       December 31, 2001
                             -------------------------------------
                             Subsidiaries  JVs   Associates Others
                             ------------ ------ ---------- ------
                                         Rs. in Lakhs
              Sales.........   3,234.22    60.37     --       --
              Outsourcing...   1,905.16       --     --       --
              Investments...         --   233.35     --       --
              Fixed Assets..      41.39       --     --       --
              Other Services     127.62    47.07     --       --


                             Transactions for the Nine months ended
                                       December 31, 2001
                             -------------------------------------
                             Subsidiaries   JVs   Associates Others
                             ------------  ------ ---------- ------
                                         Rs. in Lakhs
              Sales.........   8,219.63    289.88     --       --
              Outsourcing...   3,932.56        --     --       --
              Investments...   4,058.07    429.30     --       --
              Fixed Assets..      44.90        --     --       --
              Other Services     214.65    177.49     --       --

                                         Balance as on December 31, 2001
                                      -------------------------------------
                                      Subsidiaries  JVs   Associates Others
                                      ------------ ------ ---------- ------
                                                  Rs. in Lakhs
     Accounts Receivable.............   3,698.72    56.96     --        --
     Payable.........................   3,106.32   140.31     --        --
     Investments.....................  12,904.88   694.05     --        --
     Share Application Money/Advances   8,382.56   214.62     --      8.62

                       SATYAM COMPUTER SERVICES LIMITED

Transactions with Directors and Key Managerial Personnel

                                                 Transactions          Balance
                                          --------------------------- -----------
                                                         Nine months
                                          Quarter ended     ended       As on
 Nature of Transactions                    December 31   December 31  December 31
 ----------------------                   ------------- ------------- -----------
                                           2002   2001   2002   2001  2002  2001
                                          ------ ------ ------ ------ ----  ----
                                                      Rs. in Lakhs
 Remuneration/Payable to Directors.......  12.55  12.61  37.94  37.49   --    --
 Remuneration to Key Management Personnel 215.38 114.86 430.16 355.49   --    --

   ii) Loans and Advances due from the Key Management Personnel of the Company are disclosed under Schedule No. 8 of the financial statements.

   iii) Options granted and outstanding to the Key Management Personnel 13,18,900 {Includes 1,38,000 options granted under ASOP ADS} (2001-13,58,500)

  (i)  Obligation on long term non-cancelable operating leases

   The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

                                                        Nine months ended
                                                           December 31
                                                        -----------------
                                                          2002     2001
                                                        -------- --------
                                                          Rs. in Lakhs
      Lease rentals ( Refer Schedule 14 ).............. 2,837.66 2,431.24
                                                        -------- --------
      Obligations on non-cancelable leases
      Not later than one year..........................   934.46   776.47
      Later than one year and not later than five years 2,476.00 2,209.51
      Later than five years............................   387.65   212.20
                                                        -------- --------
         Total......................................... 3,798.11 3,198.18
                                                        ======== ========

                       SATYAM COMPUTER SERVICES LIMITED

  (j)  Earnings Per Share

   Calculation of EPS (Basic and Diluted):

                                                             Equivalent No. of Shares
                                                  -----------------------------------------------
                                                       Quarter ended         Nine months ended
                                                        December 31             December 31
                                                  ----------------------- -----------------------
S. No.                 Particulars                   2002        2001        2002        2001
------                 -----------                ----------- ----------- ----------- -----------
Basic
1.      Opening no. of shares.................... 314,541,200 314,540,000 314,540,000 281,190,000
2.      Total Shares outstanding................. 314,541,457 314,540,000 314,540,598 309,204,000
3.      Profit after Tax (Rs. in Lakhs ).........   11,673.78   11,943.05   34,333.84   37,497.53
4.      EPS - (Rs. per Equity Share of Rs.2 each)        3.71        3.80       10.92       12.13

Diluted
5.      Stock options outstanding................     750,001      15,279     744,973       5,363
6.      Total shares outstanding (including
         dilution)............................... 315,291,458 314,555,279 315,285,571 309,209,363
7.      EPS - (Rs. per Equity Share of Rs.2
         each)...................................        3.70        3.80       10.89       12.13

  (k)  Commitments and Contingencies

   i) Bank Guarantees outstanding Rs.1,455.49 Lakhs (2001 - Rs. 336.82 Lakhs).

   ii) Contracts pending execution on capital accounts, net of advances, Rs.1,204.37 Lakhs (2001-Rs. 1,036.85 Lakhs)

Other Information

   i) The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

   ii) Remuneration to the auditors:

                                         Quarter    Nine months
                                          ended        ended
                                        December 31 December 31
                                        ----------  -----------
                                        2002   2001 2002  2001
                                        -----  ---- ----- -----
                                             Rs. in Lakhs
                 Statutory Audit....... 11.25  5.25 33.75 15.75
                 Other Services........  6.25  7.63 14.86 19.28
                 Out of Pocket Expenses  0.12  1.49  1.27  2.96

   iii) Earnings in foreign exchange (on receipt basis):

                                                          Quarter ended      Nine months ended
                                                           December 31          December 31
                                                       ------------------- ---------------------
                                                         2002      2001       2002       2001
                                                       --------- --------- ---------- ----------
                                                                     Rs. in Lakhs
Income from software development services and products 50,765.92 39,701.78 136,622.77 117,034.50
Interest received on deposits with Banks..............    307.62    353.08     826.24     860.93

   iv) C.I.F. value of imports:

                                Quarter ended  Nine months ended
                                 December 31     December 31
                               --------------- ----------------
                                2002    2001    2002     2001
                               ------ -------- ------  ---------
                                         Rs. in Lakhs
                 Capital Goods 439.67 4,319.46 863.64  11,851.22

   v) Expenditure in foreign currency (on payment basis):

                                             Quarter ended     Nine months ended
                                              December 31         December 31
                                          ------------------- -------------------
                                            2002      2001      2002      2001
                                          --------- --------- --------- ---------
                                                       Rs. in Lakhs
Travelling Expenses......................  1,632.50  1,081.21  4,803.02  3,992.55
Expenditure incurred at overseas branches 22,226.91 13,440.34 63,758.27 33,454.98
Others...................................  1,045.89    554.61  3,236.66  2,941.18

  (l)  Reclassification:

   Figures for the corresponding period wherever necessary have been regrouped, recast and rearranged to conform to those of the current period.